UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 11, 2014

Alliant Techsystems Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-10582	41-1672694
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1300 Wilson Boulevard, Suite 400 Arlington, Virginia	22209-2307
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 412-5960

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On July 11, 2014, Alliant Techsystems Inc. (“ATK”) issued a press release announcing that, as required by the terms of the indenture (the “Indenture”) governing its 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”), ATK has commenced an offer to repurchase for cash any and all of its outstanding Notes, upon the terms and conditions set forth in the Company Repurchase Notice, dated July 11, 2014, and giving notice of ATK’s election to redeem all of its then outstanding Notes on August 20, 2014. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01(d). Financial Statements and Exhibits.

The following is furnished as an exhibit to this Current Report on Form 8-K.

Exhibit No.	Description
99.1
Press release, dated July 11, 2014, announcing the commencement of ATK’s offer to repurchase for cash any and all of its outstanding 3.00% Convertible Senior Subordinated Notes due 2024 and giving notice of ATK’s election to redeem all of its then outstanding Notes on August 20, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT TECHSYSTEMS INC.

By:	/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Senior Vice President, General Counsel
and Secretary

Date:  July 11, 2014